Exhibit  1
Semiannual Consolidated Financial Statements
for the six-month period ended September 30, 2005
English translation of semiannual consolidated financial statements for the six-month period ended September 30, 2005, which were prepared in accordance with U.S. GAAP and filed as part of the Semiannual Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 1, 2005.

Consolidated Balance Sheets (Unaudited)
Mitsui & Co., Ltd. and subsidiaries
September 30, 2004 and 2005 and March 31, 2005

	Millions of Yen
	September 30,	September 30,	March 31,
	2004	2005	2005
ASSETS
Current Assets:
Cash and cash equivalents (Notes 2 and 3)	¥626,801	¥830,035	¥791,810
Time deposits	26,351	31,304	28,067
Marketable securities (Notes 2 and 3)	35,484	28,241	28,077
Trade receivables (Note 6):
Notes and loans, less unearned interest	488,797	422,172	450,678
Accounts	1,736,014	1,968,941	1,863,742
Associated companies	198,538	182,068	197,015
Allowance for doubtful receivables (Note 2)	(21,314)	(24,413)	(22,519)
Inventories (Notes 2 and 6)	560,433	654,381	596,876
Advance payments to suppliers	75,657	90,307	90,901
Deferred tax assets—current (Note 2)	30,547	43,071	46,410
Derivative assets (Note 2)	170,899	242,456	153,054
Other current assets	160,218	227,886	196,568

Total current assets	4,088,425	4,696,449	4,420,679

Investments and Non-current Receivables (Notes 2 and 6):
Investments in and advances to associated companies (Notes 4 and 8)	830,301	1,144,705	973,219
Other investments (Note 3)	603,483	826,008	660,230
Non-current receivables, less unearned interest	494,646	481,493	544,615
Allowance for doubtful receivables	(108,404)	(99,219)	(100,066)
Property leased to others—at cost, less accumulated depreciation (Notes 5 and 13)	210,196	199,260	183,175

Total investments and non-current receivables	2,030,222	2,552,247	2,261,173

Property and Equipment—at Cost (Notes 2 and 6):
Land, land improvements and timberlands	215,042	206,390	207,115
Buildings, including leasehold improvements	332,659	335,298	317,576
Equipment and fixtures	418,391	460,740	429,315
Mineral rights	77,645	79,166	78,303
Vessels	15,674	21,548	21,002
Projects in progress	28,995	48,561	35,727

Total	1,088,406	1,151,703	1,089,038
Accumulated depreciation	(430,585)	(447,747)	(426,350)

Net property and equipment	657,821	703,956	662,688

Intangible Assets, less Accumulated Amortization (Note 2)	95,837	101,864	104,257

Deferred Tax Assets—Non-current (Note 2)	31,589	33,141	29,641

Other Assets	120,826	119,380	114,949

Total	¥7,024,720	¥8,207,037	¥7,593,387

See notes to consolidated financial statements.

	Millions of Yen
	September 30,	September 30,	March 31,
	2004	2005	2005
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Short-term debt (Note 6)	¥592,685	¥719,610	¥615,353
Current maturities of long-term debt (Note 6)	261,731	353,489	291,950
Trade payables:
Notes and acceptances	125,377	105,197	113,481
Accounts	1,498,455	1,702,311	1,645,842
Associated companies	86,392	104,547	94,805
Accrued expenses:
Income taxes (Note 2)	36,792	44,045	47,160
Interest	22,311	23,066	19,570
Other	53,762	57,649	75,299
Advances from customers	94,603	104,408	100,681
Derivative liabilities (Note 2)	144,968	226,431	154,770
Other current liabilities (Notes 2, 11 and 12)	121,070	133,389	122,865

Total current liabilities	3,038,146	3,574,142	3,281,776

Long-term Debt, less Current Maturities (Note 6)	2,730,739	2,963,572	2,904,923

Accrued Pension Costs and Liability for Severance Indemnities (Note 2)	49,723	40,347	39,467

Deferred Tax Liabilities—Non-current (Note 2)	86,820	232,710	143,566

Commitments and Contingent Liabilities (Notes 6 and 12)
Minority Interests	84,558	108,108	100,827

Shareholders’ Equity:
Common stock—no par value
Authorized, 2,500,000,000 shares;
Issued: 2004.9—1,583,687,322 shares; 2005.9—1,583,702,077 shares; 2005.3—1,583,687,322 shares	192,493	192,499	192,493
Capital surplus	288,041	288,057	288,048
Retained earnings:
Appropriated for legal reserve	37,038	37,537	37,018
Unappropriated (Notes 4 and 17)	604,892	722,882	656,032
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 3)	64,195	154,995	100,179
Foreign currency translation adjustments	(142,962)	(103,955)	(142,787)
Minimum pension liability adjustment	(5,484)	(5,752)	(5,691)
Net unrealized gains and losses on derivatives (Note 14)	(2,778)	3,415	(1,252)

Total accumulated other comprehensive loss	(87,029)	48,703	(49,551)

Treasury stock, at cost: shares in treasury: 2004.9—1,048,435 shares; 2005.9—1,752,523 shares; 2005.3—1,476,692 shares	(701)	(1,520)	(1,212)

Total shareholders’ equity	1,034,734	1,288,158	1,122,828

Total	¥7,024,720	¥8,207,037	¥7,593,387

See notes to consolidated financial statements.

Statements of Consolidated Income (Unaudited)
Mitsui & Co., Ltd. and subsidiaries
For the Six-Month Periods Ended September 30, 2004, 2005 and for the Year Ended March 31, 2005

		Millions of Yen
		Six-Month Period	Six-Month Period
		Ended September 30,	Ended September 30,	Year Ended
		2004	2005	March 31, 2005
		As restated (Note 2)
Revenues (Notes 2, 4 and 8):
Sales of products		¥1,466,835	¥1,604,548	¥2,980,759
Sales of services		207,772	235,077	435,210
Other sales (Note 5)		60,204	53,253	109,764

Total revenues		1,734,811	1,892,878	3,525,733
Total Trading Transactions (Notes 2 and 8) Six-month period ended September 30, 2004 Six-month period ended September 30, 2005 Year ended March 31, 2005	¥6,727,147 million ¥7,057,338 million ¥13,615,047 million
Cost of Revenues (Notes 2 and 4)
Cost of products sold		1,327,416	1,445,229	2,684,146
Cost of services sold		28,674	45,518	68,995
Cost of other sales (Note 5)		22,734	23,509	46,789

Total cost of revenues		1,378,824	1,514,256	2,799,930

Gross Profit		355,987	378,622	725,803

Other Expenses (Income):
Selling, general and administrative (Notes 2, 5 and 9)		250,799	262,349	518,949
Provision for doubtful receivables (Note 2)		3,689	1,230	8,863
Interest income (Note 2)		(15,997)	(18,962)	(35,512)
Interest expense (Note 2)		19,119	29,019	43,609
Dividend income		(13,671)	(16,076)	(24,570)
Gain on sales of securities—net (Notes 2, 3 and 10)		(22,645)	(14,109)	(34,856)
Gain on issuance of stock by a subsidiary (Notes 2 and 10)		(1,677)	—	(1,677)
Loss on write-down of securities (Notes 2 and 3)		8,036	3,499	16,544
Gain on disposal or sales of property and equipment—net		(443)	(244)	(6,527)
Impairment loss of long-lived assets (Note 2)		8,597	5,581	21,505
Compensation and other charges related to DPF incident (Note 11)		—	9,000	36,000
Other expense—net		1,158	673	7,831

Total other expenses		236,965	261,960	550,159

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings		119,022	116,662	175,644

Income Taxes (Note 2):
Current		40,274	47,010	65,098
Deferred (Note 10)		36,225	16,803	38,457

Total		76,499	63,813	103,555

Income from Continuing Operations before Minority Interests and Equity in Earnings		42,523	52,849	72,089
Minority Interests in Earnings of Subsidiaries		(7,367)	(9,011)	(17,558)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2 and 4)		26,233	39,355	65,893

Income from Continuing Operations		61,389	83,193	120,424
Income from Discontinued Operations—Net (After Income Tax Effect) (Note 2)		712	—	712

Net Income		¥62,101	¥83,193	¥121,136

		Yen

Net Income per Share (Notes 2 and 7):
Basic:
Continuing operations		¥38.79	¥52.58	¥76.10
Discontinued operations		0.45	—	0.45

Total		¥39.24	¥52.58	¥76.55

Diluted:
Continuing operations		¥36.55	¥49.48	¥71.70
Discontinued operations		0.42	—	0.42

Total		¥36.97	¥49.48	¥72.12

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity (Unaudited)
Mitsui & Co., Ltd. and subsidiaries
For the Six-Month Periods Ended September 30, 2004, 2005 and for the Year Ended March 31, 2005

	Millions of Yen
	Six-Month	Six-Month
	Period Ended	Period Ended	Year Ended
	September 30,	September 30,	March 31,
	2004	2005	2005
Common Stock :
Balance at beginning of period (year) Shares issued: 2004.9—1,583,674,837 shares; 2005.9—1,583,687,322 shares; 2005.3—1,583,674,837 shares	¥192,487	¥192,493	¥192,487
Common stock issued upon conversion of bonds Shares issued: 2004.9— 12,485 shares; 2005.9—14,755 shares; 2005.3—12,485 shares	6	6	6

Balance at end of period (year)
Shares issued: 2004.9—1,583,687,322 shares; 2005.9—1,583,702,077 shares; 2005.3—1,583,687,322 shares	¥192,493	¥192,499	¥192,493

Capital Surplus :
Balance at beginning of period (year)	¥287,763	¥287,048	¥287,763
Conversion of bonds	6	6	6
Gain on sales of treasury stock	6	3	13
Exchange of treasury stock for subsidiary’s stock	266	—	266

Balance at end of period (year)	¥288,041	¥288,057	¥288,048

Retained Earnings :
Appropriated for Legal Reserve :
Balance at beginning of period (year)	¥36,633	¥37,018	¥36,633
Transfer from unappropriated retained earnings	405	519	385

Balance at end of period (year)	¥37,038	¥37,537	¥37,018

Unappropriated (Notes 4 and 17):
Balance at beginning of period (year)	¥549,521	¥656,032	¥549,521
Net income	62,101	83,193	121,136
Cash dividends paid (Dividend paid per share: 2004.9 ¥4.0; 2005.9 ¥10.0; 2005.3 ¥9.0)	(6,325)	(15,824)	(14,240)
Transfer to retained earnings appropriated for legal reserve	(405)	(519)	(385)

Balance at end of period (year)	¥604,892	¥722,882	¥656,032

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Note 2):
Balance at beginning of period (year)	¥(101,464)	¥(49,551)	¥(101,464)
Unrealized holding gains and losses on available-for-sale securities (Note 3)	(5,534)	54,816	30,450
Foreign currency translation adjustments	18,492	38,832	18,667
Minimum pension liability adjustment	259	(61)	52
Net unrealized gains and losses on derivatives (Note 14)	1,218	4,667	2,744

Balance at end of period (year)	¥(87,029)	¥48,703	¥(49,551)

Treasury Stock, at Cost :
Balance at beginning of period (year)
Shares in treasury: 2004.9—2,661,783 shares; 2005.9—1,476,692 shares; 2005.3—2,661,783 shares	¥(1,662)	¥(1,212)	¥(1,662)
Purchase of treasury stock
Shares purchased: 2004.9—292,893 shares; 2005.9—335,534 shares; 2005.3—1,000,990 shares	(260)	(362)	(904)
Sales of treasury stock
Shares sold: 2004.9—37,360 shares; 2005.9—59,703 shares and 2005.3—317,200 shares	25	54	158
Exchange of treasury stock for subsidiary’s stock
Shares exchanged: 2004.9—1,868,881 shares; 2005.9—0 shares and 2005.3—1,868,881 shares	1,196	—	1,196

Balance at end of period (year)
Shares in treasury: 2004.9—1,048,435 shares; 2005.9—1,752,523 shares; 2005.3—1,476,692 shares	¥(701)	¥(1,520)	¥(1,212)

Note: Appropriations of retained earnings are reflected in the financial statements upon shareholders’ approval.
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)) (Note 2):
Net income	¥62,101	¥83,193	¥121,136

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 3)	(5,534)	54,816	30,450
Foreign currency translation adjustments	18,492	38,832	18,667
Minimum pension liability adjustment	259	(61)	52
Net unrealized gains and losses on derivatives (Note 14)	1,218	4,667	2,744

Changes in equity from nonowner sources	¥76,536	¥181,447	¥173,049

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows (Unaudited)
Mitsui & Co., Ltd. and subsidiaries
Six-Month Periods Ended September 30, 2004, 2005 and Year Ended March 31, 2005

	Millions of Yen
	Six-Month	Six-Month
	Period Ended	Period Ended	Year Ended
	September 30,	September 30,	March 31,
	2004	2005	2005
Operating Activities (Note 16):
Net income	¥62,101	¥83,193	¥121,136
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,395	36,611	66,598
Pension and severance costs, less payments	(12,933)	3,213	(18,575)
Provision for doubtful receivables	3,689	1,230	8,863
Gain on sales of securities—net	(22,645)	(14,109)	(34,856)
Gain on issuance of stock by a subsidiary	(1,677)	—	(1,677)
Loss on write-down of securities	8,036	3,499	16,544
Gain on disposal or sales of property and equipment—net	(443)	(244)	(6,527)
Impairment loss of long-lived assets	8,597	5,581	21,505
Deferred income taxes	36,225	16,803	38,457
Minority interests in earnings of subsidiaries	7,367	9,011	17,558
Equity in earnings of associated companies, less dividends received	(5,764)	(11,635)	(33,076)
Income from discontinued operations—net (after income tax effect)	(712)	—	(712)
Changes in operating assets and liabilities:
Increase in trade receivables	(42,978)	(55,118)	(169,700)
Increase in inventories	(37,183)	(37,159)	(73,375)
Increase in trade payables	31,077	40,666	209,689
Advance payments to suppliers	(9,378)	(5,660)	(29,266)
Advances from customers	11,265	4,415	34,969
Accrued expenses—other	13,464	(18,780)	34,314
Other—net	3,621	(27,483)	(1,800)

Net cash provided by operating activities	85,124	34,034	200,069

Investing Activities (Note 16):
Net (increase) decrease in time deposits	21,387	(1,651)	20,324
Investments in and advances to associated companies	(68,956)	(80,157)	(190,388)
Sales of investments in and collection of advances to associated companies	7,943	26,839	52,675
Acquisitions of available-for-sale securities	(36,512)	(90,274)	(90,769)
Proceeds from sales of available-for-sale securities	12,627	15,896	21,864
Proceeds from maturities of available-for-sale securities	19,342	24,621	56,934
Acquisitions of held-to-maturity debt securities	(648)	(1,675)	(2,233)
Proceeds from maturities of held-to-maturity debt securities	1,538	1,668	2,912
Acquisitions of other investments	(23,808)	(40,511)	(67,506)
Proceeds from sales of other investments	18,450	17,326	73,436
Increase in long-term loan receivables	(23,650)	(16,496)	(68,111)
Collection of long-term loan receivables	34,818	39,736	62,829
Additions to property leased to others and property and equipment	(98,968)	(101,003)	(170,068)
Proceeds from sales of property leased to others and property and equipment	23,256	21,086	79,324
Acquisitions of subsidiaries, net of cash acquired	—	—	(5,233)

Net cash used in investing activities	(113,181)	(184,595)	(224,010)

Financing Activities (Note 16):
Net increase (decrease) in short-term debt	(53,017)	81,594	(29,113)
Proceeds from long-term debt	352,634	315,242	754,425
Repayments of long-term debt	(284,367)	(200,635)	(541,544)
Purchases of treasury stock—net	(229)	(346)	(764)
Payments of cash dividends	(6,325)	(15,824)	(14,240)
Proceeds from issuance of stock by a subsidiary	2,557	—	2,557

Net cash provided by financing activities	11,253	180,031	171,321

Effect of Exchange Rate Changes on Cash and Cash Equivalents	5,306	8,755	6,131

Net Increase (Decrease) in Cash and Cash Equivalents	(11,498)	38,225	153,511
Cash and Cash Equivalents at Beginning of Year	638,299	791,810	638,299

Cash and Cash Equivalents at End of Period	¥626,801	¥830,035	¥791,810

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS
Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (collectively, the “companies”), as sogo shosha or general trading companies, are engaged in business activities, such as trading in various commodities, financing for customers and suppliers relating to such trading activities worldwide, and organizing and coordinating industrial projects through their worldwide business networks.
     The companies conduct sales, export, import, offshore trades and manufacture of products in the areas of “Metal Products & Minerals,” “Machinery, Electronics & Information,” “Chemical,” “Energy,” and “Consumer Products & Services (foods & retail, lifestyle and consumer service business),” while providing general services for retailing, information and communications, technical support, transportation and logistics and financing.
     Further, the companies are also engaged in development of natural resources such as oil and gas, and iron and steel raw materials.
     In addition to the above, the companies are engaged in strategic business investments in new areas such as information technology, biotechnology and nanotechnology.
2. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
I. BASIS OF FINANCIAL STATEMENTS
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates.
     The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities and accounting for leasing.
     On the prior year the companies classified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from interest expense, net of interest income to other sales and cost of other sales, respectively. This change reflects the growing financing operations of the subsidiaries and has been made to more fairly present their financing transactions in the Statements of Consolidated Income. Specifically, the companies reclassified the financing revenues and costs from interest expense, net of interest income to other sales and cost of other sales, respectively, and restated the Statements of Consolidated Income for the prior period ended September 30.2004 to conform to the current period presentation and the prior year presentation. As a result of this restatement, other sales, cost of other sales and gross profit increased by ¥4,230 million, ¥751 million and ¥3,479 million, respectively, and interest expense, net of interest income increased by ¥3,479 million, which was net by the decrease in interest income of ¥4,230 million, in the Statements of Consolidated Income for the period ended September 30, 2004. This restatement had no impact on net income or shareholders’ equity.
     Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are a voluntary disclosure as permitted by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.
II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation
The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated by the companies include but are not limited to WA-28-L J/V (40%), Oman Block 9 J/V (35%), Wandoo Oil Field J/V (40%), Robe River Iron Associates J/V (33%), Capricorn Coal Development J/V (30%) and Moura J/V (49%).
     The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.
     Certain subsidiaries with a half year-end on or after June 30, but prior to the parent company’s half year-end of September 30, are included on the basis of the subsidiaries’ respective half year-end.
Foreign currency translation
Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income.
     Receivables and payables denominated in foreign currencies are translated into Japanese yen at year-end exchange rates with the resulting gains and losses recognized in earnings.
Cash equivalents
Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.
Allowance for doubtful receivables
In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.
     An allowance for doubtful receivables is recognized for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.
Inventories
Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.
Derivative instruments and hedging activities
In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and its resulting hedge designation.
     The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.
     Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.
     Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.
     The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.
     Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.
     The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.
     Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest expense, net of interest income as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest expense, net of interest income when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest expense, net of interest income immediately.
     Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.
     Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.
     Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest expense, net of interest income for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.
     The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in other sales.
     The companies use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.
     For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.
Debt and marketable equity securities
The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”
     Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings.
     Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.
     Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income in shareholders’ equity on a net-of-tax basis.
     For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made. Various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.
     The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities
     Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.
     The cost of non-marketable equity securities sold is determined based on the moving-average cost method.
Investments in associated companies
     Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.
     For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.
Leasing
     The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.
     The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.
Property and equipment
     Property and equipment are stated at cost.
     Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 8 to 65 years, 2 to 30 years, and 13 to 20 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 14 to 20 years, using the straight-line method or the unit-of-production method.
     Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.
     Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.
Impairment of long-lived assets
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
Business combinations
     In accordance with SFAS No. 141, “Business Combinations,” the purchase method of accounting is used for all business combinations. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is immediately recognized as an extraordinary gain.
     The cumulative effect of a change in accounting principles on the write-off of any unamortized deferred credit as of April 1, 2002 was immaterial.

Goodwill and other intangible assets
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.
     Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”
     The companies completed the transitional impairment test for goodwill as of April 1, 2002 in accordance with SFAS No. 142 and determined that the fair value of the reporting units including goodwill was in excess of their carrying amount.
     Intangible assets subject to amortization consist primarily of software, unpatented technologies, trademarks, patents and customer relationships which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, unpatented technologies, trademarks, patents and customer relationships are 3 to 5 years, 10 years, 5 to 10 years, 5 to 8 years and 10 to 30 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.
     The companies completed the transitional reassessment of the useful lives of identifiable intangible assets as of April 1, 2002. The companies also completed the transitional impairment test for intangible assets not subject to amortization and determined that they are not impaired.
Oil and gas producing activities
     Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred.
     In accordance with SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproven properties are assessed annually for impairment in accordance with the guidance in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” with any impairment charged to expense. The companies’ policy is to consider the unproved properties not impaired if the estimated reserves of those properties can be established to be economically viable. Economically viable means that they may be developed in such a way that it is probable that over their project lives they will generate, at a minimum, zero net cash flow on an undiscounted pre-tax basis, based on current prices. For the purpose of this test, the current price is the price at the end of the period for which the review is conducted for the reserves concerned.
Mining operations
     Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using the unit-of-production method or straight-line method based on the proven and probable reserves.
     In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.
Asset retirement obligations
     In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Pension and severance indemnities plans
     The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”
Guarantees
     In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee issued or modified after December 31, 2002.
Revenue recognition
     The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:
Sales of products
     Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts are transferred, or the implementation testing is duly completed.
     For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.
     The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.
Sales of services
     Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.
Other sales
     Other sales principally include the revenues from leasing activities of real estate, aircraft, ocean transport vessels, rolling stock and equipment, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.
Research and development expenses
     Research and development costs are charged to expenses when incurred.
Advertising expenses
     Advertising costs are charged to expenses when incurred.
Issuance of stock by subsidiaries and associated companies

     A subsidiary or an associated company may issue its shares to third parties at amounts per share in excess of or less than the Company’ s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in equity interest are recorded in income for the year in which such shares are issued.
Income taxes
Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.
Net income per share
Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.
III. DISCONTINUED OPERATIONS
In accordance with SFAS No. 144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Loss from Discontinued Operations—Net (After Income Tax Effect).” There was no discontinued operation for the six-month periods ended September 30, 2005.
     There was no gain (loss) from discontinued operations before income taxes for the six-month periods ended September 30, 2004 and for the year ended March 31, 2005. Gain on disposal before income taxes for the six-month periods ended September 30, 2004 and for the year ended March 31, 2005 were ¥1,208 million. Income tax loss for the six-month periods ended September 30, 2004 and for the year ended March 31, 2005 were ¥496 million.
IV. RECLASSIFICATION
Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.
V. NEW ACCOUNTING STANDARDS
The meaning of other-than-temporary impairment and its application to certain investments
In November 2005, the FASB issued FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (“FSP Nos. FAS 115-1 and FAS 124-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” in response to EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”
     FSP Nos. FAS 115-1 and FAS 124-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of impairment loss. FSP Nos. FAS 115-1 and FAS 124-1 also include accounting considerations subsequent to the recognition of an other-than-temporary impairment and require quantitative and qualitative disclosures about unrealized losses on debt and equity securities.
     FSP Nos. FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after December 15, 2005. The effect of adoption of this guidance on the companies’ financial position and results of operations will be immaterial as long as the current market environment remains unchanged.
Inventory costs
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.”
     SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.
     SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Exchanges of nonmonetary assets
During the six-month period ended September 30, 2005, the companies adopted SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.”
     SFAS No. 153 eliminates the exception to fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
     The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.
Share-based payment
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires the compensation cost from share-based payment transactions to be recognized in the financial statements. The amount of the compensation cost is measured based on the grant-date fair value of the equity instruments issued or the liabilities incurred. In addition, the award of liability instruments will be remeasured at the end of each reporting period. The compensation cost is recognized over the requisite service period.
     In April 2005, the U.S. Securities and Exchange Commission adopted a new rule which amends the effective dates for SFAS No. 123R. Under the new rule, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.
Accounting for stripping costs incurred during production in the mining industry
In March 2005, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-6 (“EITF No. 04-6”), “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”
     EITF No. 04-6 requires that stripping costs incurred during the production stage of the mine are variable production costs that should be considered a component of mineral inventory costs and are recognized as a component of costs of sales in the same period as the revenue from the sale of the inventory.
     EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The effect of adoption of this consensus on the companies’ financial position and results of operations will be immaterial.
Conditional asset retirement obligations
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.”
     FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.
     FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The effect of adoption of this interpretation on the companies’ financial position and results of operations will be immaterial.
VI. USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITIES AND OTHER INVESTMENTS
Debt and marketable equity securities
     At September 30, 2004, 2005 and March 31, 2005, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

	Millions of Yen
			Unrealized holding gains (losses)
	Cost	Fair value	Gains	Losses	Net
September 30, 2004:
Available-for-sale:
Marketable equity securities	¥159,691	¥270,902	¥114,224	¥(3,013)	¥111,211
Foreign debentures, commercial paper and other debt securities	250,428	250,455	40	(13)	27
Held-to-maturity debt securities, consisting principally of foreign debentures	948	948	0	—	0

September 30, 2005:
Available-for-sale:
Marketable equity securities	¥262,831	¥480,538	¥218,860	¥(1,153)	¥217,707
Foreign debentures, commercial paper and other debt securities	231,258	231,400	155	(13)	142
Held-to-maturity debt securities, consisting principally of foreign debentures	12,549	12,549	0	—	0

March 31, 2005:
Available-for-sale:
Marketable equity securities	¥191,007	¥333,097	¥143,261	¥(1,171)	¥142,090
Foreign debentures, commercial paper and other debt securities	306,922	306,944	24	(2)	22
Held-to-maturity debt securities, consisting principally of foreign debentures	1,591	1,591	0	—	0

     The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities), with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets was ¥191,994 million, ¥158,074 million and ¥217,988 million at September 30, 2004, 2005 and March 31, 2005, respectively. The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities) included in investments in and advances to associated companies in the Consolidated Balance Sheets was ¥33,957 million and ¥32,217 million at September 30, 2005 and March 31, 2005, respectively.
     For the six-month period ended September 30, 2005 and the year ended March 31, 2005, losses of ¥758 million and ¥586 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary. The amount was immaterial for the six-month period ended September 30, 2004.
     The portion of net trading gains and losses for the six-month periods and the year that relate to trading securities still held at September 30, 2004, 2005 and March 31, 2005 were as follows:

	Millions of Yen
	Six-Month Period Ended	Six-Month Period Ended	Year Ended
	September 30, 2004	September 30, 2005	Match 31, 2005
Net trading gains and losses	¥92	¥8	¥(7)

     The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the six-month periods ended September 30, 2004, 2005 and the year ended March 31, 2005 are shown below:

	Millions of Yen
	Six-Month Period Ended	Six-Month Period Ended	Year Ended
	September 30, 2004	September 30, 2005	Match 31, 2005
Proceeds from sales	¥12,627	¥15,896	¥21,864

Gross realized gains	¥5,297	¥5,802	¥10,018
Gross realized losses	(50)	(48)	(52)

Net realized gains	¥5,247	¥5,754	¥9,966

     On April 1, 2004, in connection with the foundation of T&D Holdings, Inc., the Company exchanged shares of Taiyo Life Insurance Company for those of T&D Holdings, Inc. In accordance with EITF No. 91-5, “Nonmonetary Exchange of Cost-Method Investments,” a non-cash gain of ¥1,657 million was recorded for the six-month period ended September 30, 2004 and the year ended March 31, 2005, and is included in gain on sales of securities—net in the Statements of Consolidated Income.
     On September 1, 2005, in connection with the foundation of Seven & I Holdings, Co., Ltd., the Companies exchanged shares of Seven-Eleven Japan Co., Ltd. for those of Seven & I Holdings, Co., Ltd. In accordance with EITF No. 91-5, a non-cash gain of ¥4,227 million was recorded for the six-month period ended September 30, 2005, and is included in gain on sales of securities—net in the Statements of Consolidated Income.
     Debt securities classified as available-for-sale and held-to-maturity at September 30, 2005 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized	Aggregate	Amortized	Aggregate
	cost	fair value	cost	fair value
Contractual maturities:
Within 1 year	¥170,572	¥170,566	¥2,186	¥2,186
After 1 year through 5 years	57,857	58,026	10,318	10,318
After 5 years through 10 years	2,826	2,805	10	10
After 10 years	3	3	35	35

Total	¥231,258	¥231,400	¥12,549	¥12,549

     The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.
Investments other than debt and marketable equity securities
     Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥306,788 million, ¥319,258 million and ¥295,564 million at September 30, 2004, 2005 and March 31, 2005, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.
     Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥7,761 million, ¥2,741 million and ¥15,958 million for the six-month periods ended September 30, 2004, 2005 and the year ended March 31, 2005, respectively.

4. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES
     Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Mitsui Oil Exploration Co., Ltd. (44.34%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), IPM Eagle LLP (30.00%), Nihon Unisys, Ltd. (28.91%), Sakhalin Energy Investment Company Ltd. (25.00%) and United Auto Group, Inc. (15.42%).
     The investment in Valepar S.A. is accounted for under the equity method because of the Company’s ability to exercise significant influence over operating and financial policies primarily through board representation and power of veto over significant operating and financial decisions through the board of directors. As the sole operating company among the shareholders, which consist primarily of pension funds and financial institutions, the Company is expected to capitalize on its experience and expertise in the iron ore business and substantively participates in the decision-making processes.
     The companies are the second largest shareholder group of United Auto Group, Inc. (“UAG”) and entered into a shareholders agreement with its largest shareholder group owning approximately 41% of its voting shares. Based on a reciprocal voting provision set forth in the agreement for shareholder election of the directors of UAG, the companies and its largest shareholder group constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and jointly participate in the management of UAG. The investment in UAG is accounted for under the equity method because of the companies’ ability to exercise significant influence over operating and financial policies primarily through board representation by a director and executive vice president dispatched from the companies. UAG is utilizing the companies’ global network to develop its business activities outside the United States and, as part of the process, the companies substantively participate in the decision-making processes.
     Associated companies are engaged primarily in the development of natural resources and the manufacture and distribution of various products. The major geographic areas of such entities are Japan, the Americas, Europe, Asia and Oceania.
     Investments in and advances to associated companies at September 30, 2004, 2005 and March 31, 2005 consisted of the following:

	Millions of Yen
	September 30, 2004	September 30, 2005	March 31, 2005
Investments in capital stock	¥731,560	¥1,032,579	¥880,609
Advances	98,741	112,126	92,610

Total	¥830,301	¥1,144,705	¥973,219

     The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥102,477 million, ¥120,331 million and ¥100,540 million at September 30, 2004, 2005 and March 31, 2005, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.
     Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥114,492 million, ¥120,054 million and ¥117,109 million at September 30, 2004, 2005 and March 31, 2005, respectively. Corresponding aggregate quoted market values were ¥143,562 million, ¥206,062 million and ¥169,620 million, respectively.
     Summarized financial information for associated companies at September 30, 2004, 2005 and March 31, 2005 and for the six-month periods ended September 30, 2004, 2005 and the year ended March 31, 2005 was as follows:

	Millions of Yen
	September 30, 2004	September 30,2005	March 31, 2005
Current assets	¥3,422,127	¥3,955,133	¥3,702,750
Property and equipment—net of accumulated depreciation	3,519,906	4,956,090	4,195,274
Other assets	1,214,696	1,811,716	1,473,911

Total assets	¥8,156,729	¥10,722,939	¥9,371,935

Current liabilities	¥2,824,122	¥3,132,964	¥2,974,848
Long-term liabilities	2,558,046	3,137,579	2,835,459
Minority interests	483,685	944,030	599,892
Shareholders’ equity	2,290,876	3,508,366	2,961,736

Total liabilities and shareholders’ equity	¥8,156,729	¥10,722,939	¥9,371,935

The companies’ equity in the net assets of associated companies	¥629,083	¥912,248	¥780,069

	Millions of Yen
	Six-month period ended	Six-month period ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005
Revenues	¥3,046,258	¥3,576,257	¥6,295,587
Gross profit	727,993	949,996	1,582,586
Net income	137,133	252,902	357,019

     The companies’ revenues and purchases from associated companies included in cost of revenues for the six-month periods ended September 30, 2004, 2005 and the year ended March 31, 2005 were as follows:

	Millions of Yen
	Six-month period ended	Six-month period ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005
Revenues	¥60,400	¥51,914	¥121,283
Purchases	94,928	118,047	192,405

     Dividends received from associated companies for the six-month periods ended September 30, 2004, 2005 and the year ended March 31, 2005 amounted to ¥20,469 million, ¥27,720 million and ¥32,817 million, respectively.
     Consolidated unappropriated retained earnings at September 30, 2004, 2005 and March 31, 2005 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥105,334 million, ¥162,918 million and ¥142,823 million, respectively.

5. LEASES
Lessor
The companies lease real estate, rolling stock, aircraft, ocean transport vessels and equipment.
     The assets related to leases classified as operating leases are presented as property leased to others—at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.
     The following schedule provides an analysis of the companies’ investment in property on operating leases and property held for lease by classes as of September 30, 2004, 2005 and March 31, 2005:

	Millions of Yen
	September 30, 2004			September 30, 2005			March 31, 2005
		Accumulated			Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Cost	depreciation	Net
Real estate	¥175,628	¥(60,338)	¥115,290	¥162,992	¥(59,995)	¥102,997	¥164,468	¥(59,863)	¥104,605
Rolling stock	17,553	(1,415)	16,138	41,887	(1,877)	40,010	21,238	(1,470)	19,768
Aircraft	38,040	(7,931)	30,109	29,227	(5,758)	23,469	31,737	(5,391)	26,346
Ocean transport vessels	45,734	(6,222)	39,512	28,144	(5,824)	22,320	29,685	(5,575)	24,110
Equipment and others	20,862	(11,715)	9,147	25,054	(14,590)	10,464	19,895	(11,549)	8,346

Total	¥297,817	¥(87,621)	¥210,196	¥287,304	¥(88,044)	¥199,260	¥267,023	¥(83,848)	¥183,175

     The following is a schedule by years of minimum future rentals on noncancelable operating leases as of September 30, 2005:

Millions of Yen
Year ending September 30:
2006	¥11,898
2007	10,231
2008	8,670
2009	7,059
2010	5,680
Thereafter	21,511

Total	¥65,049

Lessee
The companies lease real estate, ocean transport vessels, aircraft, rolling stock and equipment under operating leases. Most of the ocean transport vessels, aircraft and rolling stock under operating leases are subleased to third parties.
     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2005. Minimum payments have not been reduced by minimum sublease rentals of ¥56,666 million due in the future under noncancelable subleases:

Millions of Yen
Year ending September 30:
2006	¥22,072
2007	17,072
2008	13,093
2009	10,383
2010	9,305
Thereafter	35,032

Total	¥106,957

     Rental expenses incurred for operating leases for the years ended September 30, 2004, 2005 and March 31, 2005 were ¥20,045 million, ¥24,752 million and ¥40,957 million, respectively. Sublease rental income for the years ended September 30, 2004, 2005 and March 31, 2005 were ¥8,641 million, ¥12,356 million and ¥18,633 million, respectively.

6. PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL
Pledged assets
At September 30, 2004, 2005 and March 31, 2005, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	September 30,	September 30,	March 31,
	2004	2005	2005
Trade receivables (current and non-current)	¥74,719	¥77,885	¥66,968
Inventories	22,347	32,212	26,625
Investments	24,910	29,936	27,232
Property leased to others (net book value)	36,093	36,792	28,856
Property and equipment (net book value)	37,468	39,316	31,525
Other	13,976	15,095	14,442

Total	¥209,513	¥231,236	¥195,648

     The distribution of such collateral among short-term debt, long-term debt and guarantees of contracts, etc. was as follows:

	Millions of Yen
	September 30,	September 30,	March 31,
	2004	2005	2005
Short-term debt	¥33,168	¥43,365	¥27,887
Long-term debt	140,925	140,986	123,345
Guarantees of contracts, etc.	35,420	46,885	44,416

Total	¥209,513	¥231,236	¥195,648

     Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. Because of the companies’ large volume of import transactions, it is not practicable to determine the total amount of assets covered by outstanding trust receipts.
     In addition to the above, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, to provide collateral, which is not specified in the loan agreements, aggregated ¥52,067 million and ¥43,182 million at September 30, 2005 and March 31, 2005, respectively.
Financial assets accepted as collateral
At September 30, 2004, 2005 and March 31, 2005, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	September 30,	September 30,	March 31,
	2004	2005	2005
Bank deposits	¥1,992	¥1,936	¥2,081
Promissory notes	9,495	4,874	5,465
Trade receivables—accounts	191	2,015	231
Stocks and bonds	7,377	10,193	7,787

     Promissory notes of ¥2,826 million, ¥1,396 million and ¥2,106 million which have been provided as collateral were repledged at September 30, 2004, 2005 and March 31, 2005, respectively.
     At September 30, 2004, under security repurchase agreements, the companies accepted public and corporate bonds of ¥9,967 million from the counterparties. These financial assets were not sold or repledged as of September 30, 2004. There were no financial assets accepted as collateral under security repurchase agreements at September 30, 2005 and March 31, 2005.

7. NET INCOME PER SHARE
The following is a reconciliation of basic net income per share to diluted net income per share for the six-month periods ended September 30, 2005 and 2004 and for the year ended March 31, 2005:

	Six Month Period Ended			Six Month Period Ended			Year Ended
	September 30, 2004			September 30, 2005			March 31, 2005
	Net income	Shares	Per share	Net income	Shares	Per share	Net income	Shares	Per share
	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount
	Millions of	In		Millions of	In		Millions of	In
	Yen	Thousands	Yen	Yen	Thousands	Yen	Yen	Thousands	Yen
Basic Net Income per Share:
Income from continuing operations	¥61,389	1,582,499	¥38.79	¥83,193	1,582,109	¥52.58	¥120,424	1,582,473	¥76.10
Income from discontinued operations—net (after income tax effect)	712	1,582,499	0.45	—	—	—	712	1,582,473	0.45
Net income available to common shareholders	62,101	1,582,499	39.24	83,193	1,582,109	52.58	121,136	1,582,473	76.55

Effect of Dilutive Securities:
1.05% Convertible Bonds due 2009	296	105,316		296	105,301		591	105,311

Diluted Net Income per Share:
Income from continuing operations	61,685	1,687,815		83,489	1,687,410	49.48	121,015	1,687,784	71.70
Income from discontinued operations—net (after income tax effect)	712	1,687,815					712	1,687,784	0.42
Net income available to common shareholders after effect of dilutive securities	¥62,397	1,687,815		¥83,489	1,687,410	¥49.48	¥121,727	1,687,784	¥72.12

8. SEGMENT INFORMATION
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.
     The business units of the companies’ Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with overseas branches and overseas trading subsidiaries in planning and executing their strategies for products and regions. The overseas branches and overseas trading subsidiaries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units.
     Therefore, the companies’ operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of overseas branches and overseas trading subsidiaries. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into six product-focused reportable operating segments and four region-focused reportable operating segments, totaling ten reportable operating segments.
     In order to develop new business opportunities emerging with the development of network economies based around China, ASEAN and India, we introduced an Asian Managing Directorship system. Broad authority and responsibility to manage our businesses throughout Asia excluding Japan is delegated to the Regional Managing Director, Asia starting from the six-month period ended September 30, 2005. Based on this change, business in Asia other than Japan, which was formally included in Other Oversea Areas, is disclosed as a separate region-focused reportable operating segment. The operating segment information for the six-month period ended September 30, 2004 and for the year ended March 31, 2005 have been restated to conform to the current period presentation.
     Further, starting from the year ended March 31, 2005, equity in earnings of associated companies is disclosed, since this item is newly included in the measure of segment performance reviewed by the chief operating decision maker. And since intersegment total trading transactions is no longer used as a measure of segments’ performance reviewed by the chief operating decision maker, starting from the six-month period ended September 30, 2005, it is excluded from segments’ total trading transactions and only those to external customers are presented.
     A description of reportable operating segments of the Company follows.
     Metal Products & Minerals develops raw material resources of iron or non-ferrous metals in foreign countries, and manufactures, sells and trades products in Japan and abroad.
     Machinery, Electronics & Information is engaged in the manufacture, sale and trade of machinery products, leasing, financing, information related businesses, sale of electronics products and promotion of certain projects such as plant constructions and infrastructure buildings in Japan and abroad.
     Chemical manufactures, sells and trades chemical products in Japan and abroad.
     Energy develops energy resources overseas and manufactures, sells and trades oil and gas products in Japan and abroad.
     Consumer Products & Services manufactures, constructs, sells, and trades consumer-related products, such as foods, textiles, general merchandise and houses and provides logistics services for those businesses in Japan and abroad.
     Logistics & Financial Markets engages in logistics services, insurance and financial businesses in Japan and abroad.
     Americas, Europe, Asia and Other Overseas Areas trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.
     Starting from the year ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as interest expense, net of interest income. In relation to this change, the figures of total trading transactions, gross profit, operating income (loss) and revenues for the six-month period ended September 30, 2004 have been restated to conform to the current period presentation.
     The companies’ operating segment information and product information for the six-month periods ended September 30, 2004 and 2005 and for year ended March 31, 2005 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
		Machinery,			Consumer
Six-month period ended	Metal Products	Electronics &			Products &	Logistics &
September 30, 2004:	& Minerals	Information	Chemical	Energy	Services	Financial Markets	Americas
Total trading transactions:
External customers	¥1,268,372	¥1,324,547	¥904,448	¥660,348	¥1,332,067	¥42,774	¥594,936
Intersegment	117,362	73,514	205,854	52,826	55,373	2,100	241,668

Total	¥1,385,734	¥1,398,061	¥1,110,302	¥713,174	¥1,387,440	¥44,874	¥836,604

Gross profit	¥57,088	¥66,012	¥39,214	¥41,831	¥77,726	¥22,189	¥23,325

Operating income (loss)	¥31,280	¥15,343	¥8,392	¥23,370	¥17,711	¥9,460	¥6,605

Net income	¥22,014	¥16,847	¥6,375	¥23,739	¥9,736	¥6,630	¥6,997

Total assets at September 30, 2004	¥1,135,092	¥1,206,202	¥680,823	¥727,389	¥1,079,327	¥372,071	¥433,561

	Millions of Yen
Six-month period ended			Other Overseas			Adjustments and	Consolidated
September 30, 2004:	Europe	Asia	Areas	Total	All Other	Eliminations	Total
Total trading transactions:
External customers	¥196,637	¥315,285	¥74,739	¥6,714,153	¥11,891	¥1,103	¥6,727,147
Intersegment	205,521	234,776	243,237	1,432,231	5,326	(1,437,557)	—

Total	¥402,158	¥550,061	¥317,976	¥8,146,384	¥17,217	¥(1,436,454)	¥6,727,147

Gross profit	¥10,389	¥10,711	¥1,885	¥350,370	¥5,776	¥(159)	¥355,987

Operating income (loss)	¥1,628	¥4,002	¥92	¥117,883	¥(425)	¥(15,959)	¥101,499

Net income	¥2,545	¥4,460	¥2,532	¥101,875	¥167	¥(39,941)	¥62,101

Total assets at September 30, 2004	¥306,216	¥186,872	¥68,391	¥6,195,944	¥2,200,156	¥(1,371,380)	¥7,024,720

	Millions of Yen
		Machinery,			Consumer
Six-month period ended	Metal Products	Electronics &			Products &	Logistics &
September 30, 2005:	& Minerals	Information	Chemical	Energy	Services	Financial Markets	Americas
Total trading transactions	¥1,562,172	¥1,310,074	¥1,001,076	¥779,793	¥1,355,749	¥43,608	¥523,975

Gross profit	¥83,055	¥71,504	¥46,052	¥33,299	¥73,278	¥20,131	¥24,081

Operating income (loss)	¥57,710	¥16,162	¥14,790	¥15,519	¥9,567	¥6,107	¥5,286

Equity in earnings of associated companies	¥11,063	¥6,100	¥2,129	¥14,121	¥2,918	¥1,803	¥1,011

Net income	¥35,301	¥17,256	¥2,332	¥14,200	¥4,731	¥5,229	¥3,977

Total assets at September 30, 2005	¥1,346,359	¥1,390,465	¥787,339	¥1,143,621	¥1,230,140	¥518,894	¥463,062

	Millions of Yen
Six-month period ended			Other Overseas			Adjustments and	Consolidated
September 30, 2005:	Europe	Asia	Areas	Total	All Other	Eliminations	Total
Total trading transactions	¥194,074	¥242,423	¥34,833	¥7,047,777	¥4,442	¥5,119	¥7,057,338

Gross profit	¥10,520	¥12,365	¥2,274	¥376,559	¥3,842	¥(1,779)	¥378,622

Operating income (loss)	¥2,602	¥5,170	¥368	¥133,281	¥(1,685)	¥(16,553)	¥115,043

Equity in earnings of associated companies	¥134	¥56	¥281	¥39,616	¥94	¥(355)	¥39,355

Net income	¥2,970	¥4,550	¥6,668	¥97,214	¥5,055	¥(19,076)	¥83,193

Total assets at September 30, 2005	¥395,038	¥177,014	¥76,274	¥7,528,206	¥2,504,670	¥(1,825,839)	¥8,207,037

	Millions of Yen
		Machinery,			Consumer
	Metal Products &	Electronics &			Products &	Logistics &
Year ended March 31, 2005:	Minerals	Information	Chemical	Energy	Services	Financial Markets	Americas
Total trading transactions:
External customers	¥2,640,261	¥2,720,517	¥1,901,950	¥1,402,521	¥2,633,114	¥94,354	¥1,026,282
Intersegment	239,357	116,033	408,446	82,231	83,152	11,172	494,017

Total	¥2,879,618	¥2,836,550	¥2,310,396	¥1,484,752	¥2,716,266	¥105,526	¥1,520,299

Gross Profit	¥121,449	¥137,310	¥87,112	¥72,604	¥152,627	¥46,662	¥49,911

Operating income (loss)	¥68,138	¥31,381	¥24,559	¥35,453	¥32,019	¥18,480	¥14,737

Equity in earnings of associated companies	¥22,444	¥8,228	¥2,450	¥24,480	¥3,688	¥2,439	¥1,608

Net income (loss)	¥46,991	¥26,437	¥(6,852)	¥42,759	¥16,882	¥11,835	¥12,343

Total assets at March 31, 2005	¥1,227,494	¥1,306,359	¥779,930	¥894,175	¥1,109,464	¥405,355	¥445,221

	Millions of Yen
			Other Overseas			Adjustments and	Consolidated
Year ended March 31, 2005:	Europe	Asia	Areas	Total	All Other	Eliminations	Total
Total trading transactions:
External customers	¥403,448	¥643,483	¥125,779	¥13,591,709	¥25,014	¥(1,676)	¥13,615,047
Intersegment	368,812	811,538	550,838	3,165,596	10,674	(3,176,270)	—

Total	¥772,260	¥1,455,021	¥676,617	¥16,757,305	¥35,688	¥(3,177,946)	¥13,615,047

Gross Profit	¥20,657	¥21,805	¥4,005	¥714,142	¥12,349	¥(688)	¥725,803

Operating income (loss)	¥2,412	¥7,828	¥363	¥235,370	¥(466)	¥(36,913)	¥197,991

Equity in earnings of associated companies	¥134	¥106	¥373	¥65,950	¥417	¥(474)	¥65,893

Net income (loss)	¥2,930	¥8,015	¥5,750	¥167,090	¥4,411	¥(50,365)	¥121,136

Total assets at March 31, 2005	¥345,917	¥189,068	¥81,169	¥6,784,152	¥2,312,547	¥(1,503,312)	¥7,593,387

Notes:	(1)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2004 and 2005 and at March 31, 2005 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	(2)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, eliminations of intersegment transactions, and income from discontinued operations.

Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2004 includes (a) a charge of ¥19,118 million for the valuation allowance for deferred tax assets, which resulted mainly from the abandonment of the sales plan of certain investments and (b) ¥8,487 million in general and administrative expenses of the corporate departments (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2005 includes (a) ¥7,866 million in general and administrative expenses of the corporate departments costs and (b) a charge of ¥4,184 million for the valuation allowance for deferred tax assets, which resulted mainly from the reassessment of the collectability of deferred tax assets related to certain allowance for doubtful receivables (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2005 includes (a) ¥21,722 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥15,292 million for the valuation allowance for deferred tax assets as a result of change in a policy to sell certain investments, and (c) a gain of ¥2,432 million for pension related items (all amounts are after income tax effects).

	(3)	Transfers between operating segments are made at cost plus a markup.

	(4)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

PRODUCT INFORMATION

	Millions of Yen
		Non-Ferrous		Electronics &
Six-month period ended September 30, 2004:	Iron and Steel	Metals	Machinery	Information	Chemicals	Energy
Revenues	¥207,846	¥94,237	¥138,421	¥66,038	¥358,769	¥487,390
Six-month period ended September 30, 2005:
Revenues	¥243,482	¥46,112	¥149,276	¥72,087	¥417,950	¥608,596
Year ended March 31, 2005:
Revenues	¥407,103	¥161,380	¥269,241	¥144,780	¥729,103	¥1,048,362

	Millions of Yen
			General	Property and	Consolidated
Six-month period ended September 30, 2004:	Foods	Textiles	Merchandise	Service Business	Total
Revenues	¥241,376	¥23,742	¥45,395	¥71,597	¥1,734,811
Six-month period ended September 30, 2005:
Revenues	¥222,762	¥20,391	¥38,513	¥73,709	¥1,892,878
Year ended March 31, 2005
Revenues	¥473,573	¥43,019	¥96,136	¥153,036	¥3,525,733
     There are no individual material customers with respect to revenues for the six-month periods ended September 30, 2004 and 2005, and for the year ended March 31, 2005.
9. SUPPLEMENTAL INCOME STATEMENT INFORMATION
Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	Six-Month	Six-Month
	Period Ended	Period Ended	Year Ended
	September 30,	September 30,	March 31,
	2004	2005	2005
Research and development expenses	¥2,434	¥2,558	¥5,647
Advertising expenses	3,778	4,028	9,012
10. ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES
Telepark Corp. (“Telepark”, formerly Mitsui & Associates Telepark Corporation), a subsidiary of the Company, which is principally engaged in sales of mobile devices and fixed telecommunication lines, issued 8,000 shares of common stock at ¥319,600 per share to third parties in a public offering on April 7, 2004 receiving total consideration of ¥2,557 million. As a result of Telepark’s public offering, the companies’ ownership of voting shares of Telepark decreased from 98.19% to 88.60%. The companies recognized a gain of ¥1,677 million on this issuance as a separate line item in the Statements of Consolidated Income for the six-month period ended September 30, 2004 and the year ended March 31, 2005 under gain on issuance of stock by a subsidiary and provided deferred income taxes of ¥688 million on such gain.
     At the same time, the companies sold 19,000 shares of Telepark’s common stock to third parties at ¥319,600 per share through the stock market, and recorded a gain of ¥4,057 million on this sale. As a result, the companies’ ownership of voting shares of Telepark further decreased from 88.60% to 65.41%.

11. COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT
The Company discovered during the year ended March 31, 2005 that false data of a performance test were produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by PUREarth Incorporated, a wholly owned subsidiary of the Company, and sold by the Company. The DPFs were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. The Company sold approximately 21,500 units of the product.
     The Company is carrying out a three-part user response plan that involves: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing the Company’s DPFs upon their redemption following the scrapping or resale of vehicles, and (3) support program for the purchase of alternative vehicles. In addition, the Company is also proceeding with full compensation of relevant subsidies which is almost complete as of September 30, 2005.
     The Company recorded approximately ¥28,000 million as a user response charge and approximately ¥8,000 million as subsidy compensation, making a total of ¥36,000 million as compensation and other charges related to DPF incident, in the Statements of Consolidated Income for the year ended March 31, 2005. Subsequently, the Company reviewed expected costs of each user response plan based on changes of requests from users of the Company’s DPFs, and recorded an additional user response charge of ¥9,000 million for the six-month period ended September 30, 2005.
     The outstanding balance of ¥25,169 million as at September 30, 2005 is recorded in other current liabilities in the Consolidated Balance Sheets. This amount is net of compensation and other charges related to DPF incident of ¥45,000 million and the Company’s payments of ¥19,831 million for subsidy compensation and other related expenses up to the end of the six-month period ended September 30, 2005.

12. COMMITMENTS AND CONTINGENT LIABILITIES
I. LONG-TERM PURCHASE CONTRACTS AND FINANCING COMMITMENTS
The companies customarily enter into long-term purchase contracts for certain items, principally ocean transport vessels, chemical materials, oil products, metals, and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large industrial companies and shipping firms. Long-term purchase contracts at fixed or basic purchase prices amounted to ¥2,099,792 million, ¥2,033,532 million and ¥2,393,864 million at September 30, 2004, 2005 and March 31, 2005, respectively. Scheduled deliveries are at various dates through 2021.
     The companies had financing commitments totaling ¥4,063 million, ¥6,843 million and ¥2,728 million at September 30, 2004, 2005 and March 31, 2005, respectively, principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by their customers through October 2006.
II. GUARANTEES
The table below summarizes the companies’ guarantees as defined in FIN No. 45 at September 30, 2004, 2005 and March 31, 2005, respectively. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provision or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen
				Recourse	Maximum potential	Carrying
	Expire within	Expire after	Total amount	provisions/	amount of	amount of	Expiration
	1 year	1 year	outstanding	collateral	future payments	liabilities	year
September 30, 2004:
Type of guarantees:
Financial guarantees
Guarantees for third parties	¥8,549	¥83,815	¥92,364	¥22,586	¥100,768	¥1,324	2021
Guarantees for associated companies	22,315	34,411	56,726	8,793	69,247	1,430	2022
Guarantees to financial institutions for employees’ housing loans	—	16,683	16,683	—	41,388	—	2029

Total	¥30,864	¥134,909	¥165,773	¥31,379	¥211,403	¥2,754

Performance guarantees	¥16,820	¥20,479	¥37,299	¥5,866	¥37,299	¥371	2013

Market value guarantees
Obligation to repurchase bills of exchange	¥61,219	¥1,062	¥62,281	¥52,400	¥62,281	—	2007
Minimum purchase price guarantees	—	3,332	3,332	—	3,332	—	2013
Residual value guarantees of leased assets	—	17,286	17,286	—	17,286	—	2008

Total	¥61,219	¥21,680	¥82,899	¥52,400	¥82,899	—

Derivative instruments	¥302,281	¥311,424	¥613,705	¥—	¥613,705	¥45,373

September 30, 2005:
Type of guarantees:
Financial guarantees
Guarantees for third parties	¥9,467	¥75,026	¥84,493	¥22,494	¥87,373	¥1,070	2040
Guarantees for associated companies	12,959	34,864	47,823	7,505	55,242	1,164	2022
Guarantees to financial institutions for employees’ housing loans	—	13,282	13,282	—	41,388	—	2030

Total	¥22,426	¥123,172	¥145,598	¥29,999	¥184,003	¥2,234

	Millions of Yen
				Recourse	Maximum potential	Carrying
	Expire within	Expire after	Total amount	provisions/	amount of	amount of	Expiration
	1 year	1 year	outstanding	collateral	future payments	liabilities	year
Performance guarantees	¥11,081	¥25,767	¥36,848	¥5,649	¥36,848	¥380	2013

Market value guarantees
Obligation to repurchase bills of exchange	¥54,937	¥3,470	¥58,407	¥44,819	¥58,407	—	2008
Minimum purchase price guarantees	—	3,396	3,396	—	3,396	—	2013
Residual value guarantees of leased assets	—	17,200	17,200	—	17,200	—	2008

Total	¥54,937	¥24,066	¥79,003	¥44,819	¥79,003	—

Derivative instruments	¥19,159	¥15,579	¥34,738	—	¥34,738	¥1,964

March 31, 2005:
Type of guarantees:
Financial guarantees
Guarantees for third parties	¥12,251	¥72,503	¥84,754	¥22,572	¥88,549	¥1,360	2021
Guarantees for associated companies	21,918	35,650	57,568	8,857	63,712	2,108	2022
Guarantees to financial institutions for employees’ housing loans	—	15,170	15,170	—	41,388	—	2029

Total	¥34,169	¥123,323	¥157,492	¥31,429	¥193,649	¥3,468

Performance guarantees	¥14,564	¥18,595	¥33,159	¥5,779	¥33,159	¥331	2013

Market value guarantees
Obligation to repurchase bills of exchange	¥52,420	¥1,302	¥53,722	¥41,700	¥53,722	—	2007
Minimum purchase price guarantees	—	3,222	3,222	—	3,222	—	2013
Residual value guarantees of leased assets	—	16,362	16,362	—	16,362	—	2008

Total	¥52,420	¥20,886	¥73,306	¥41,700	¥73,306	—

Derivative instruments	¥805,527	¥398,632	¥1,204,159	—	¥1,204,159	¥65,869

(1) Financial guarantees
The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.
     Categories of financial guarantees are as follows:
Guarantees for third parties
The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities.
Guarantees for associated companies
The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies.
Guarantees to financial institutions for employees’ housing loans
As a part of the benefits program for its employees, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.
     At September 30, 2004, 2005 and March 31, 2005, the following table sets forth the major parties who have received the companies’ financial guarantees. The amounts shown below were calculated by offsetting the recourse provisions and collateral against outstanding balance of the guarantee provided to each guaranteed party.

Millions of Yen
September 30, 2004:
Guaranteed party:
POWEREDCOM	¥14,872
Nippon Asahan Aluminium	10,949
Usinas Siderurgicas de Minas Gerais	8,856
Telefonos De Mexico	5,613
Project Finance BLRE	5,273
Qatar LNG Investment	5,014
Siam Cement	3,944
Bontang Train G Project Finance	3,171
Sakhalin Energy Investment	3,092
Teleconsorcio	2,998
Others	70,612

Total	¥134,394

Millions of Yen
September 30, 2005:
Guaranteed party:
POWEREDCOM	¥13,753
Nippon Asahan Aluminium	9,865
Usinas Siderurgicas de Minas Gerais	7,386
Petro21 Intertrade Company	5,122
Project Finance BLRE	4,363
Pagardewa Project Finance	3,260
Siam Cement	2,573
Bontang Train G Project Finance	2,472
Leeward Navigation	2,470
The Siam United Steel	2,205
Others	62,130

Total	¥115,599

March 31, 2005:
Guaranteed party:
POWEREDCOM	¥14,276
Nippon Asahan Aluminium	10,116
Usinas Siderurgicas de Minas Gerais	7,786
Petro21 Intertrade Company	4,861
Project Finance BLRE	4,619
Siam Cement	3,432
Modec Venture 11	3,207
Qatar LNG Investment	3,193
Bontang Train G Project Finance	2,706
Leeward Navigation	2,592
Others	69,275

Total	¥126,063

(2) Performance guarantees
Main items of performance guarantees are contractual guarantees of Toyo Engineering Corporation regarding plant construction contracts executed under the name of the guaranteed party in the Middle East and other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages.
(3) Market value guarantees
Obligation to repurchase bills of exchange
In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer failed to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.
Minimum purchase price guarantees
The companies provide marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the companies issue market value guarantees of the aircraft for certain customers.
Residual value guarantees of leased assets
As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of the leased aircraft and ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed price.
(4) Derivative instruments
Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under FIN No. 45 when it is probable that the counterparties of such derivative contracts have underlying assets or liabilities.
     Since it had not been practicable to specifically identify whether the counterparties of the derivative contracts have underlying assets or liabilities, the companies disclosed all the derivative contracts that could meet the definition under FIN No. 45 at September 30, 2004 and March 31, 2005.
     Starting from the six-month period ended September 30, 2005, the companies are able to consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities. As a result, the companies did not include the derivative contracts with certain financial institutions and traders in their disclosure as of September 30, 2005.
     The derivative contracts which permit or require net settlement do not meet the definition of a guarantee under FIN No. 45 if the guarantor has no basis for concluding that it is probable that the guaranteed party has underlying assets or liabilities.
     The companies have written put options as a part of their various derivative transactions related to energy, non-ferrous metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.
     The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.
(5) Indemnification contracts
Indemnification issued through corporate reorganization
The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities and the terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. At September 30, 2004, the companies recognized liabilities of ¥563 million for estimated losses for their indemnifications where the companies’ obligations are probable and estimable. There were no liabilities at September 30, 2005 and March 31, 2005.

Joint obligation under membership agreement in commodity exchanges
The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls apportioned among the non-defaulting members in the prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.
(6) Product warranties
Certain subsidiaries provide product warranties, in relation to their sales of assets, including machinery and equipment and residential houses, for the performance of such products during specified warranty periods, and they are responsible for mending or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.
     A tabular reconciliation of changes in such liabilities for the product warranties for the six-month period ended September 30, 2004, 2005 and the year ended March 31, 2005 is as follows:

	Millions of Yen
	Six-Month Period	Six-Month Period	Year
	ended September 30,	ended September 30,	ended March 31,
	2004	2005	2005
Balance at beginning of year	¥1,754	¥2,531	¥1,754
Payments made in cash or in kind	(157)	(76)	(562)
Accrual for warranties issued during the year	929	458	2,075
Changes in accrual related to pre-existing warranties	(439)	(515)	(736)

Balance at end of year	¥2,087	¥2,398	¥2,531

III. LITIGATION
Choline chloride litigation
The Company’s wholly owned U.S. subsidiary, Bioproducts Inc., which had been producing and selling choline chloride, an ingredient of animal feed and pet foods, was named as a defendant in the lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.
     Although the Company and its wholly owned U.S. subsidiary, Mitsui & Co. (U.S.A.), Inc., were neither a manufacturer nor a seller of choline chloride in the U.S. market, they were also named as defendants in a class action lawsuits based on the plaintiffs’ allegation that the Company and Mitsui & Co. (U.S.A.), Inc. were involved in the violation of the antitrust laws. During the course of legal proceedings, the Company and Mitsui & Co. (U.S.A.), Inc. have consistently denied any wrongdoing. However, in the trial before Federal District Court of the District of Columbia in June 2003, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws. The Company and Mitsui & Co. (U.S.A.), Inc. considered undertaking the legal proceedings necessary to overrule the verdict, but given the circumstances, it was determined that a settlement with the class action plaintiffs would be in the best interest of the Company and all of its stakeholders, and entered into an agreement for settlement with the class action plaintiffs by paying U.S. ¥53.0 million as a settlement amount. The settlement had been subject to court approval, which was obtained on April 27, 2005. This amount is recorded as other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004.
     The Company, Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. were also named as defendants in other lawsuits made by the plaintiffs who opted out of that class action, but entered into an agreement for settlement with most of the plaintiffs in February 2004. Under this settlement, the Company, Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. were released from the legal proceedings by paying the opt-out plaintiffs U.S. ¥73.5 million as a settlement amount. This amount was paid in February 2004 and was recorded as other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004.
     For other related lawsuits that are still pending, although there can be no assurance of the ultimate results, management believes that there is less than a reasonable possibility that additional losses will occur, and that the amount of any such additional losses would not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

Other matters
Various other claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions including those mentioned above. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.
13. VARIABLE INTEREST ENTITIES
The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery, Electronics & Information and Energy segments.
     The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described as follows (excluding VIEs of which the companies also hold a majority voting interest):
     As lessees in operating lease contracts concluded with lessors that have been established for those lease contracts in Europe and Latin America, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessors of the leased vessels are VIEs and the companies have consolidated the lessors as the primary beneficiary. Total assets of the lessors as of September 30, 2004, 2005 and March 31, 2005 were ¥19,754 million, ¥20,609 million and ¥20,240 million, respectively.
     A portion of the leased assets, which are consolidated, is collateral for the VIE’s obligations. The carrying amounts of those assets as of September 30, 2004, 2005 and March 31, 2005 were ¥7,263 million, ¥6,705 million and ¥6,984 million, respectively, and were classified as property leased to others—at cost, less accumulated depreciation in the Consolidated Balance Sheets.
     The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees.
     In addition, the VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:
     The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and liquefied natural gas (“LNG”) producing plants and equipment or to finance subordinated debt by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America and Middle East in the form of leases and loans. Total assets of the VIEs as of September 30, 2004, 2005 and March 31, 2005 were ¥893,004 million, ¥1,267,673 million and ¥1,117,752 million, respectively, and the maximum exposure to loss as a result of the companies’ involvement with the VIEs as of September 30, 2004, 2005 and March 31, 2005 were ¥51,945 million, ¥82,235 million and ¥83,464 million, respectively.
     The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to exceed greatly the anticipated loss.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.
     In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments and forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.
Foreign currency exchange rate risk hedging activities
The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to hedge the foreign currency exposure in the net investment in a foreign operation.
Interest rate risk hedging activities
The companies use interest rate swap agreements and interest rate and currency swap agreements to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.
Commodity price risk hedging activities
The companies use derivative instruments, such as commodity future, forward, option and swap contracts, to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions in marketable commodities, such as non-ferrous metals, crude oil and agricultural products.
Risk management policy
The companies have strictly segregated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by affirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ policy regarding derivative instruments.
Fair value hedges
Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items.
     The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the six-month periods ended September 30, 2004, 2005 and for the year ended March 31, 2005.
     The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the six-month periods ended September 30, 2004, 2005 and for the year ended March 31, 2005.
Cash flow hedges
Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings when earnings are affected by the hedged items.
     Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as interest expense when earnings are affected by the hedged items.
     Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.
     The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the six-month periods ended September 30, 2004, 2005 and for the year ended March 31, 2005.
     The estimated net amount of the existing gains or losses in accumulated other comprehensive income at September 30, 2005 that is expected to be reclassified into earnings within the next 12 months is a net gains of ¥1,233 million.
     The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 20 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.
Hedges of the net investment in a foreign operation
The foreign currency transaction gain or loss on the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within other comprehensive income to the extent it is effective as a hedge. The net amount of gains or losses included in the foreign currency translation adjustments was immaterial for the six-month periods ended September 30, 2004, 2005 and for the year ended March 31, 2005.
Derivative instruments for trading purposes and risk management policy
The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back offices and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

15. FINANCIAL INSTRUMENTS
FAIR VALUE OF FINANCIAL INSTRUMENTS
In accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” the companies have provided the following fair value estimates and information about valuation methodologies.
     Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.
Current financial assets other than marketable securities and current financial liabilities
The carrying amount is believed to approximate the fair value of the majority of these instruments because of their short maturities.
Marketable securities and other investments
See Note 3, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.”
Non-current receivables and advances to associated companies
The fair values of non-current receivables, including fixed rate, long-term loans receivable, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities. It is believed that the carrying amounts of loans with floating rates approximate the fair value.
Long-term debt
The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.
Financial guarantees and financing commitments
The fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings.
     The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.
Currency and interest rate swap agreements
The fair values of currency and interest rate swap agreements are estimated by discounted cash flow analysis, using rates currently available for similar types of swap agreements at the reporting date. Currency swap agreements include certain derivatives with both foreign exchange and interest rate exposures. Fair values of those agreements consist of foreign exchange and interest rate factors.

Foreign exchange forward contracts
The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.
     The estimated fair values of certain financial instruments and derivative financial instruments at September 30, 2004, 2005 and March 31, 2005 were as follows:

	Millions of Yen
	Six-Month Period Ended		Six-Month Period Ended		Year Ended
	September 30, 2004		September 30, 2005		March 31, 2005
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than Derivative Financial Instruments) :
Current financial assets other than marketable securities	¥3,207,796	¥3,207,796	¥3,617,384	¥3,617,384	¥3,510,747	¥3,510,747
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	562,564	567,237	675,751	677,369	625,017	626,252
Financial Liabilities (other than Derivative Financial Instruments) :
Current financial liabilities	(2,477,027)	(2,477,027)	(2,868,900)	(2,868,900)	(2,730,348)	(2,730,348)
Long-term debt (including current maturities)	(2,961,231)	(3,013,366)	(3,267,143)	(3,339,918)	(3,140,057)	(3,146,342)
Derivative Financial Instruments (Assets):
Interest rate swap agreements	27,870	27,870	29,063	29,063	54,398	54,398
Currency swap agreements	8,699	8,699	3,621	3,621	10,375	10,375
Foreign exchange forward contracts	21,848	21,848	17,935	17,935	19,941	19,941
Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(1,930)	(1,930)	(2,693)	(2,693)	(7,043)	(7,043)
Currency swap agreements	(6,177)	(6,177)	(12,030)	(12,030)	(5,113)	(5,113)
Foreign exchange forward contracts	(11,433)	(11,433)	(12,510)	(12,510)	(14,084)	(14,084)

CONCENTRATION OF CREDIT RISK
     The companies’ global operations include a variety of businesses with diverse customers and suppliers which reduces concentrations of credit risks. The companies deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any losses as a result of counterparty default on financial instruments. Credit risk is managed through credit line approval by management and by periodically monitoring the counterparties.

16. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	Six-Month	Six-Month
	Period Ended	Period Ended	Year Ended
	September 30, 2004	September 30, 2005	March 31,2005
Cash paid during the period for:
Interest	¥25,220	¥27,966	¥45,226
Income taxes	38,436	43,111	56,927
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees
(EITF No. 91-5) (Note 3):
Fair market value of shares received	4,721	44,996	4,810
Cost of shares surrendered	2,019	40,769	2,029
Acquisitions of subsidiaries:
Fair value of assets acquired	—	—	32,857
Fair value of liabilities assumed	—	—	15,021
Acquisition costs of subsidiaries	—	—	17,836
Non-cash acquisition cost	—	—	8,982
Cash acquired	—	—	3,621
Acquisitions of subsidiaries, net of cash acquired	—	—	5,233
17. SUBSEQUENT EVENT
On October 28, 2005, the Board of Directors approved the payment of an interim cash dividend to shareholders of record on September 30, 2005 of ¥10 per share or a total of ¥15,821 million.